UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40414

Skylight Health Group Inc.
(Translation of registrant’s name into English)

5520 Explorer Drive, Suite 402
Mississauga, Ontario L4W 5L1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

DOCUMENTS INCLUDED AS PART OF THIS REPORT

99.1	Unaudited Restated Condensed Consolidated Interim Financial Statements of the Registrant for the three months ended March 31, 2021
99.2	Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three months ended March 31, 2021
99.3	Skylight Health Group Inc. — Form 52-109F2R Certificate of Refiled Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Skylight Health Group Inc. — Form 52-109F2R Certificate of Refiled Interim Filings by CFO (pursuant to Canadian regulations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skylight Health Group Inc.
(Registrant)

Date: March 30, 2022	/s/ Andrew Elinesky
Andrew Elinesky
Chief Financial Officer